EXHIBIT 12

Gibraltar Industries Ratio of Fixed Charges	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Fixed Charges:
Interest costs	23,820	21,433	19,714	19,363	18,582	4,674	11,160
Capitalized interest	430	660	152	250	376	11	50
FIN 48 Interest	78	(55)	13	38	(74)	—	—
Portion of rental expense which represents interest	3,292	3,119	2,082	2,536	2,621	544	544

Total fixed charges	27,620	25,157	21,961	22,187	21,505	5,229	11,754

Earnings:
Pre-tax income	39,245	(58,183)	(92,279)	16,885	22,167	2,380	(5,898)
Net distributed (undistributed) earnings of equity investees	—	—	—	—	—	—	—
Capitalized interest	(430)	(660)	(152)	(250)	(376)	11	50
Impairment charges	—	—	—	—	—	—	—
Fixed charges	27,620	25,157	21,961	22,187	21,505	5,229	11,754

Total earnings	66,435	(33,686)	(70,470)	38,822	43,296	7,620	5,906

Ratio of earnings to fixed charges	2.41	—	—	1.75	2.01	1.46	—